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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

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                          MEDICAL DEFENSE HOLDING CO.
                               (NAME OF ISSUER)

                          MEDICAL DEFENSE HOLDING CO.
                     (NAME OF PERSON(S) FILING STATEMENT)

                       PREFERRED STOCK, $1.00 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                  58455P 30 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                               MS. GERI MORRISON
                          MEDICAL DEFENSE HOLDING CO.
                              1311 EAST WOODHURST
                          SPRINGFIELD, MISSOURI 65804
                                (417) 887-3120
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPY TO:
                              MARY ANNE O'CONNELL
                              HUSCH & EPPENBERGER
                         1200 MAIN STREET, SUITE 1700
                          KANSAS CITY, MISSOURI 64105
                                (816) 421-4800

                                AUGUST 8, 1997
    (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE
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        Transaction valuation*                  Amount of filing fee
              $2,000,000                                $400
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*Based upon $.40 cash purchase price per share for 5,000,000 shares.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ______________________ Filing Party: __________________
Form or Registration No.: ____________________ Date Filed: ____________________

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ITEM 1. SECURITY AND ISSUER.

  (a) The issuer of the securities to which this Schedule 13E-4 relates is Medical Defense Holding Co., a Missouri corporation (the "Company"), and the address of its principal executive office is 1311 East Woodhurst, Springfield, Missouri 65804.

  (b) This Schedule 13E-4 relates to the offer by the Company to purchase up to 5,000,000 shares of its Preferred Stock, $1.00 par value per share ("Preferred Shares") at a price not less than $.30 or in excess of $.40 per Preferred Share in cash, upon the terms and conditions set forth in the Offer to Purchase dated August 8, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, and incorporated herein by reference. As of June 30, 1997, an aggregate of 9,202,038 Preferred Shares were outstanding. Officers and directors of the Company will not participate in the Offer. The information set forth in "Introduction" and
Section 1. "Number of Preferred Shares; Proration" of the Offer to Purchase is incorporated herein by reference.

  (c) There is currently no established trading market for the Preferred
Shares.

  (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in Section 7. "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a)-(j) The information set forth in "Introduction" and Section 7. "Source and Amount of Funds," Section 9. "Background and Purpose of the Offer; Certain Effects of the Offer" and Section 10. "Transactions and Arrangements Concerning Preferred Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

  The information set forth in Section 10. "Transactions and Arrangements Concerning Preferred Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

  The information set forth in "Introduction" and Section 7. "Source and Amount of Funds," Section 9. "Background and Purpose of the Offer; Certain Effects of the Offer" and Section 10. "Transactions and Arrangements Concerning Preferred Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

  The information set forth in Section 12. "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

  (a)-(b) The information set forth in Section 8. "Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference. The audited financial statements of the Company set forth on pages 14 to 34 of the Company's Annual Report on Form 10-K for the Year Ended December 31, 1996, filed with the Commission on March 27, 1997, are incorporated herein by reference. The unaudited financial statements of the Company set forth in the Company's Report on Form 10-Q for the quarterly and six month periods ended June 30, 1997 are incorporated herein by reference.

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ITEM 8. ADDITIONAL INFORMATION.

  (a)-(e) Not applicable.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)Form of Offer to Purchase dated August 8, 1997.

(2)Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).

(3)Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(4)Form of Letter to Preferred Shareholders dated August 8, 1997, from Ronald
         G. Benson, Chief Executive Officer of the Company.

(5)Form of summary notice to Preferred Shareholders regarding tender offer.

(b)Not applicable.

(c)Not applicable.

(d)Not applicable.

(e)Not applicable.

(f)Not applicable.

                                   SIGNATURE

  After inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 4, 1997
                                          Medical Defense Holding Co.

                                                 /s/ Ronald G. Benson
                                          By: _________________________________
                                                     Ronald G. Benson,
                                                  Chief Executive Officer

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                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                          DESCRIPTION                           PAGE NO.
 -------                         -----------                           --------
 (a)(1)  Form of Offer to Purchase dated August 8, 1997.
         Form of Letter of Transmittal (including Certification of
 (2)     Taxpayer Identification Number on Substitute Form W-9)
         Form of Guidelines for Certification of Taxpayer
 (3)     Identification Number on Substitute Form W-9.
         Form of Letter to Preferred Shareholders dated August 8,
         1997, from Ronald G. Benson, Chief Executive Officer of the
 (4)     Company.
         Form of summary notice to Preferred Shareholders regarding
 (5)     tender offer.
 (b)     Not applicable.
 (c)     Not applicable.
 (d)     Not applicable.
 (e)     Not applicable.
 (f)     Not applicable.
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